Exhibit 99.2

Industry Industrie Canada Canada Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177) Formulaire 4 Clauses modificatrices Loi canadienne sur les societes par actions (LCSA) (art. 27 ou 177) [ 1 Corporate name Denomination s oc i al e TALISMAN ENERGY INC. SOCIETE D'ENERGIE TALISMAN INC. 2 I Corporation number ---- Nuttier° de la societe 753029-3 3 The articles are amended as follows Les statuts sort modifies de la *on suivante See attached schedule / Voir l'annexe ci-jointe r4i Declaration: I certify that I am a director or an officer of the corporation. — Declaration J'atteste que je suis un administrateur ou un dirigeant de la societe. Original signed by / Original signe par C. Tamiko Ohta C. Tamiko Ohta 403-920-8285 Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA). Faire une fausse declaration constitue une infraction et son auteur, sur declaration de culpabilite par procedure sommaire, est passible dune arnende maximale de 5 000 S et d'un emprisonnement maximal de six mois, ou Tune de ces peines (paragraphe 250(1) de la LCSA). You are providing infontsation required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049. Vous fournissez des renseignements exiges par la LCSA. 11 est a noter que la LCSA et la Loi sur les renseignements personnels perrnettent que de tels renseignements soient divillgues au public. Its seront stock& dans la banque de renseignements personnels numero IC/PPU-049. CanacrA IC 3069 (2008/04)

Pursuant to subsection 173(1)(h) of the Canada Business Corporations Act, all of the currently issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 are changed into Common Shares on a one for one basis. Pursuant to subsection 173(1)(d) of the Canada Business Corporations Act, the maximum number of Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 and Cumulative Redeemable Rate Reset First Preferred Shares, Series 2 issuable is reduced to zero so that the Corporation is no longer authorized to issue the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 and Cumulative Redeemable Rate Reset First Preferred Shares, Series 2 and these series are deleted in their entirety.